Terms of Preferred Shares Series 20
          The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 20:
(i) DIVIDENDS
     1. The holders of Preferred Shares Series 20 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act (as hereinafter defined), non-cumulative preferential cash dividends at the rates and times herein provided.
     2. (a) During the Initial Fixed Rate Period (as hereinafter defined), dividends on the Preferred Shares Series 20 shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment Date (as hereinafter defined) during the Initial Fixed Rate Period, other than July 29, 2008, the dividend payable, if declared, shall be equal to $0.3125 per share. The first of such dividends, if declared, shall be paid on July 29, 2008 and shall be $0.1678 per share.
          (b) During each Subsequent Fixed Rate Period (as hereinafter defined), dividends on the Preferred Shares Series 20 shall, if declared, be in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as hereinafter defined) applicable to such Subsequent Fixed Rate Period by $25.00, payable quarterly on each Dividend Payment Date in each 12-month period.
          (c) The Bank shall, in respect of each Subsequent Fixed Rate Period, calculate on each Fixed Rate Calculation Date (as hereinafter defined) the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period and shall, on the Fixed Rate Calculation Date, give written notice thereof to the then holders of Preferred Shares Series 20 by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder. Each such determination by the Bank of the Annual Fixed Dividend Rate shall, in the absence of manifest error, be final and binding upon the Bank and upon all holders of Preferred Shares Series 20.
     3. (a) Dividends on the Preferred Shares Series 20 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01) (less any tax required or permitted by law to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 20 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld therefrom as required or permitted by law) unless such cheque is not paid upon due presentation; provided that if the Preferred Shares Series 20 are held in the Book-Entry System (as hereinafter defined), the Bank shall provide or cause to be provided to the depository funds in the aggregate amount of the dividends payable on such Dividend Payment Date (i) by cheque of the Bank delivered to the depository not less than two Business Days prior to such Dividend Payment Date or (ii) on or prior to the Dividend Payment Date in such manner as the Bank and the depository shall agree. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.
          (b) If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 20, on or before the Dividend Payment Date for a particular quarter then the entitlement of the holders of the Preferred Shares Series 20 to such dividends, or to any part thereof, for such quarter shall be forever extinguished.
(ii) RIGHTS ON LIQUIDATION
          In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 20 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 20, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 20. The holders of the Preferred Shares Series 20 shall not be entitled to share in any further distribution of the property or assets of the Bank.
(iii) PURCHASE FOR CANCELLATION
          Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 20 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.
(iv) REDEMPTION
     1. Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 20 shall be redeemable as follows:
(A) prior to October 26, 2013, the Bank may not redeem any of the Preferred Shares Series 20; and
(B) on October 26, 2013 and on October 26 in every fifth year thereafter, the Bank, upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 20, at the option of the Bank, without the consent of the holders of Preferred Shares Series 20, to be stipulated in the notice hereinafter provided, by the payment of an amount in cash for each such share to be redeemed of $25.00 together with declared and unpaid dividends to the date fixed for redemption (the “Cash Redemption Price”).

     2. In the case of partial redemptions, Preferred Shares Series 20 to be redeemed shall be redeemed pro rata, disregarding fractions.
     3. Subject to the provisions of Section (viii), in any case of redemption of Preferred Shares Series 20 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 20 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 20 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 20 to be redeemed. Such notice shall set out the number of Preferred Shares Series 20 held by the person to whom it is addressed which are to be redeemed, the Cash Redemption Price and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 20.
     4. Subject to the provisions of Section (viii), on and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 20 to be redeemed the Cash Redemption Price on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 20, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 20 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Share Series 20 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this Section (iv), from and after the date specified in any such notice, the Preferred Shares Series 20 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Cash Redemption Price shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 20.
     5. At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the monies representing the Cash Redemption Price of any or all Preferred Shares Series 20 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 20, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Cash Redemption Price of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required or permitted by law to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends to the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the Preferred Shares Series 20 being redeemed. Any interest allowed on such deposit shall belong to the Bank.

(v) RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES
          So long as any of the Preferred Shares Series 20 are outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 20 given as provided in Section (x):
(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 20 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 20); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Share Series 20 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 20); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares Series 20; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 20;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 20) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
(vi) VOTING RIGHTS
          Subject to the provisions of the Bank Act, holders of Preferred Shares Series 20 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 20 in any quarter. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 20 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 20 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 20 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 20 in any quarter, in which event such voting rights shall become effective again and so on from time to time.

(vii) CONVERSION OF SERIES 20 PREFERRED SHARES
A.	Conversion at the Option of the Holder

(1)	Holders of Preferred Shares Series 20 shall have the right, at their option, on October 26, 2013 and on October 26 in every fifth year thereafter (a “Series 20 Conversion Date”), to convert, subject to the terms and provisions hereof and to the provisions of the Bank Act, all or any Preferred Shares Series 20 registered in their name into Preferred Shares Series 21 on the basis of one (1) Preferred Share Series 21 for each Preferred Share Series 20. The Bank shall give notice in writing to the then holders of the Preferred Shares Series 20 of the conversion privilege provided for herein (the “Conversion Privilege”) and such notice shall (i) set out the Series 20 Conversion Date, (ii) include instructions to such holders as to the method by which such Conversion Privilege may be exercised, as described in Section (vii)C and (iii) be given at least 30 days and not more than 60 days prior to the applicable Series 20 Conversion Date. On the 30th day prior to each Series 20 Conversion Date, the Bank shall give notice in writing to the then holders of the Preferred Shares Series 20 of the Annual Fixed Dividend Rate determined by the Bank for the succeeding Subsequent Fixed Rate Period. Each such notice shall be given by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder.

(2)	If the Bank gives notice as provided in Section (iv) to the holders of the Preferred Shares Series 20 of the redemption of all the Preferred Shares Series 20, the Bank shall not be required to give notice as provided in this Section (vii)A to the holders of the Preferred Shares Series 20 of an Annual Fixed Dividend Rate or of the Conversion Privilege and the right of any holder of Preferred Shares Series 20 to convert such Preferred Shares Series 20 as herein provided shall cease and terminate in that event.

(3)	Holders of Preferred Shares Series 20 shall not be entitled to convert their shares into Preferred Shares Series 21 on a Series 20 Conversion Date if the Bank determines that there would remain outstanding on the Series 20 Conversion Date less than 1,000,000 Preferred Shares Series 21 after taking into account all Preferred Shares Series 20 tendered for conversion into Preferred Shares Series 21 and all Preferred Shares Series 21 tendered for conversion into Preferred Shares Series 20. The Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to all affected holders of Preferred Shares Series 20 at least seven (7) days prior to the applicable Series 20 Conversion Date and, subject to the provisions of Section (viii), will issue and deliver, or cause to be delivered, prior to such Series 20 Conversion Date, at the expense of the Bank, to such holders of Preferred Shares Series 20, who have surrendered for conversion any certificate or certificates representing Preferred Shares Series 20, new certificates representing the Preferred Shares Series 20 represented by any certificate or certificates surrendered as aforesaid.

B. Automatic Conversion
If the Bank determines that there would remain outstanding on a Series 20 Conversion Date less than 1,000,000 Preferred Shares Series 20 after taking into account all Preferred Shares Series 20 tendered for conversion into Preferred Shares Series 21 and all Preferred Shares Series 21 tendered for conversion into Preferred Shares Series 20, then, all, but not part, of the remaining outstanding Preferred Shares Series 20 shall automatically be converted into Preferred Shares Series 21 on the basis of one (1) Preferred Share Series 21 for each Preferred Share Series 20 on the applicable Series 20 Conversion Date and the Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to the holders of such remaining Preferred Shares Series 20 at least seven (7) days prior to the Series 20 Conversion Date.
C. Manner of Exercise of Conversion Privilege

(1)	Subject to the provisions of Section (viii), the Conversion Privilege may be exercised by notice in writing (a “Conversion Notice”) given not earlier than 30 days prior to a Series 20 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding a Series 20 Conversion Date during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 20 are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this Section (vii)C; and (2) the certificate or certificates representing the Preferred Shares Series 20 in respect of which the holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Conversion Notice such holder may also elect to convert part only of the Preferred Shares Series 20 represented by such certificate or certificates not theretofore called for redemption in which event the Bank shall issue and deliver or cause to be delivered to such holder, at the expense of the Bank, a new certificate representing the Preferred Shares Series 20 represented by such certificate or certificates that have not been converted. Each Conversion Notice shall be irrevocable.

(2)	Subject to the provisions of Section (viii), in the event the Bank is required to convert all remaining outstanding Preferred Shares Series 20 into Preferred Shares Series 21 on the applicable Series 20 Conversion Date as provided for in Section (vii)B, the Preferred Shares Series 20 in respect of which the holders have not previously elected to convert shall be converted on the Series 20 Conversion Date into Preferred Shares Series 21 and the holders thereof shall be deemed to be holders of Preferred Shares Series 21 at 5:00 p.m. (Toronto time) on the Series 20 Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 20 were transferable of the certificate or certificates representing Preferred Shares Series 20 not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Preferred Shares Series 21 in the manner and subject to the terms and provisions as provided in this Section (vii)C.

(3)	Subject to the provisions of Section (viii), as promptly as practicable after the Series 20 Conversion Date, the Bank shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Preferred Shares Series 20 so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Preferred Shares Series 21 and the number of remaining Preferred Shares Series 20, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 20 Conversion Date, so that the rights of the holder of such Preferred Shares Series 20 as the holder thereof shall cease at such time and the person or persons entitled to receive Preferred Shares Series 21 upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Preferred Shares Series 21 at such time.

(4)	The holder of any Preferred Share Series 20 on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Preferred Shares Series 21 after such record date and on or before the date of the payment of such dividend.

(5)	Subject to the provisions of Section (viii), the issuance of certificates for the Preferred Shares Series 21 upon the conversion of Preferred Shares Series 20 shall be made without charge to the converting holders of Preferred Shares Series 20 for any fee or tax in respect of the issuance of such certificates or the Preferred Shares Series 21 represented thereby; provided, however, that the Bank shall not be required to pay any tax that may be imposed upon the person or persons to whom such Preferred Shares Series 21 are issued in respect of the issuance of such Preferred Shares Series 21 or the certificate therefor or any security transfer taxes, and the Bank shall not be required to issue or deliver a certificate or certificates in a name or names other than that of the holder of the Preferred Shares Series 20 converted unless the person or persons requesting the issuance thereof shall have paid to the Bank the amount of any such security transfer tax or shall have established to the satisfaction of the Bank that such tax has been paid.

(6)	Upon exercise of the Conversion Privilege by a holder of Preferred Shares Series 20, or upon an automatic conversion, pursuant to Section (vii)B, of Preferred Shares Series 20 of a holder, whose address is in, or whom the Bank or the transfer agent and registrar for the Preferred Shares Series 20 has reason to believe is a resident of, the United States of America, its territories or possessions or other jurisdiction (other than Canada), the laws of which would require the Bank to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such jurisdiction, the Bank reserves the right not to issue Preferred Shares Series 21 to any such holder.

(viii)	REGISTRATION OF PREFERRED SHARES SERIES 20 AND PURCHASE, TRANSFER, REDEMPTION, CONVERSION AND EXCHANGE THROUGH THE BOOK-ENTRY SYSTEM
     1. Except as otherwise provided in Section (viii)(2) below, the Preferred Shares Series 20 will be issued in “book-entry only” form and must be purchased, transferred, redeemed, converted or exchanged through participants (“Participants”) in the Book-Entry System of CDS Clearing and Depository Services Inc. or a successor (collectively “CDS”), or its nominee, which include securities brokers and dealers, banks and trust companies. The Preferred Shares Series 20 will be represented in the form of a single fully-registered global certificate in the aggregate number of Preferred Shares Series 20 issued by the Bank and outstanding (the “Global Certificate”) and shall be registered in the name of CDS, or its nominee. Except as described in Section (viii)(2) below, no beneficial holder of Preferred Shares Series 20 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that person’s ownership thereof, and no beneficial holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser.
     2. If (i) required by applicable law, (ii) the Book-Entry System ceases to exist, (iii) the Bank determines, or CDS notifies the Bank in writing, that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 20 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to terminate the Book-Entry System, then certificates representing the Preferred Shares Series 20 will be issued to beneficial holders thereof or their nominees.
     3. A transfer, redemption, conversion or exchange of Preferred Shares Series 20 will be effected through records maintained by CDS, or its nominee, with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Beneficial holders of Preferred Shares Series 20 who are not Participants, but who desire to purchase, sell or otherwise transfer or convert or exchange ownership of or other interests in the Preferred Shares Series 20, may do so only through Participants.
     4. Payments of dividends and other amounts in respect of the Preferred Shares Series 20 will be made by the Bank to CDS, or its nominee, as the case may be, as registered holder of the Preferred Shares Series 20. As long as CDS, or its nominee, is the registered owner of the Preferred Shares Series 20, CDS, or its nominee, as the case may be, will be considered the sole owner of the Preferred Shares Series 20 for the purposes of receiving payment on the Preferred Shares Series 20.

(ix)	ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 20
A. Issue of Additional Preferred Shares
          The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 20 without the authorization of the holders of the Preferred Shares Series 20.

B. Amendments to Preferred Shares Series 20
          The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 20 given as specified in Section (x) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 20. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 20 from time to time for capital adequacy purposes pursuant to the Bank Act, or pursuant to regulations and guidelines thereunder.
(x) APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 20
          Any approval given by the holders of Preferred Shares Series 20 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 20 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 20 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 20 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 20 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 20. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 20 shall be entitled to one (1) vote in respect of each Preferred Share Series 20 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.
(xi) INTERPRETATION
A. Interpretation

For the purposes hereof, the following expressions have the following meanings:

“Annual Fixed Divided Rate” means, for any Subsequent Fixed Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the Fixed Rate Calculation Date plus 1.70%;

“Bank Act” means the Bank Act (Canada) and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada Bond yields;

“Book-Entry System” means the record entry securities transfer and pledge system known as at the date of first issue of the Preferred Shares Series 20 by the name “Depository System”, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS for book-entry only securities in force from time to time or any successor system thereof;

“Business Day” means a day other than a Saturday, a Sunday or any other day that the Bank is not open for business at its executive offices in Toronto, Ontario;

“Cash Redemption Price” has the meaning attributed thereto in Section (iv)(1);

“CDS” has the meaning attributed thereto in Section (viii)(1);

“Common Shares” means the common shares of the Bank as a class;

“Conversion Notice” has the meaning attributed thereto in Section (vii)C(1);

“Conversion Privilege” has the meaning attributed thereto in Section (vii)A(1);

“Dividend Payment Date” means the third last Business Day of each of the months of January, April, July and October in each year;

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers, other than Scotia Capital Inc., selected by the Bank, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Initial Fixed Dividend Rate” means 5.00% per annum;

“Initial Fixed Rate Period” means the period commencing June 10, 2008 and ending on and including October 25, 2013;

“Participants” has the meaning attributed thereto in Section (viii)(1);

“Preferred Shares” means the preferred shares of the Bank as a class;

“Preferred Shares Series 21” means the Non-cumulative Floating Rate Preferred Shares Series 21 of the Bank and referred to in the by-laws of the Bank as “Preferred Shares Series 21”;

“Series 20 Conversion Date” has the meaning attributed thereto in Section (vii)A(1);

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing October 26, 2013 and ending on and including October 25, 2018, and for each succeeding Subsequent Fixed Rate Period, the period commencing on the date immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including October 25 in the fifth year thereafter;

“Superintendent” has the meaning attributed thereto in Section (iii); and

the expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution or winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.

B. Other Payment Matters

(1)	In the event that any date on or by which any action is required to be taken by the Bank hereunder is not a Business Day, then such other action shall be required to be taken on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by a holder of the Preferred Shares Series 20 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.
(xii) TAX ELECTION
               The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under Part VI.1 of the said Act at a rate such that no holder of the Preferred Shares Series 20 will be required to pay tax on dividends received (or deemed to be received) on the Preferred Shares Series 20 under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this section will prevent the Bank from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or part of the Bank’s liability for tax under section 191.1 of such Act to that taxable Canadian corporation in accordance with section 191.3 of such Act.
(xiii) WITHHOLDING TAX
          Notwithstanding any other provision of these share terms, the Bank may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Bank is so required or permitted to deduct or withhold, the Bank will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these share terms will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this Section (xiii). Holders of Preferred Shares Series 20 will be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms, and will indemnify and hold harmless the Bank on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms.

Terms of Preferred Shares Series 21
          The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 21:
(i) DIVIDENDS
          (a) The holders of Preferred Shares Series 21 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act (as hereinafter defined), non-cumulative preferential cash dividends payable quarterly at the Floating Quarterly Dividend Rate (as hereinafter defined) as calculated from time to time. Accordingly, on each Dividend Payment Date (as hereinafter defined), the dividend payable on the Preferred Shares Series 21, if declared, shall be in the amount per share determined by multiplying:
(A)	the product obtained by multiplying $25.00 by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period (as hereinafter defined) immediately preceding such Dividend Payment Date; by

(B)	a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365.
          (b) The Bank shall, in respect of each Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date (as hereinafter defined) the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period and shall, on the Floating Rate Calculation Date, give written notice thereof to the then holders of Preferred Shares Series 21 by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder. Each such determination by the Bank of the Floating Quarterly Dividend Rate shall, in the absence of manifest error, be final and binding upon the Bank and upon all holders of Preferred Shares Series 21.
     2. (a) Dividends on the Preferred Shares Series 21 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01) (less any tax required or permitted by law to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 21 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld therefrom as required or permitted by law) unless such cheque is not paid upon due presentation; provided that if the Preferred Shares Series 21 are held in the Book-Entry System (as hereinafter defined), the Bank shall provide or cause to be provided to the depository funds in the aggregate amount of the dividends payable on such Dividend Payment Date (i) by cheque of the Bank delivered to the depository not less than two Business Days prior to such Dividend Payment Date or (ii) on or prior to the Dividend

Payment Date in such manner as the Bank and the depository shall agree. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.
          (b) If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 21, on or before the Dividend Payment Date for a Quarterly Floating Rate Period then the entitlement of the holders of the Preferred Shares Series 21 to such dividends, or to any part thereof, for such Quarterly Floating Rate Period shall be forever extinguished.
(ii) RIGHTS ON LIQUIDATION
          In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 21 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 21, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 21. The holders of the Preferred Shares Series 21 shall not be entitled to share in any further distribution of the property or assets of the Bank.
(iii) PURCHASE FOR CANCELLATION
          Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 21 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.
(iv) REDEMPTION
     1. Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 21 shall be redeemable as follows:
(A) prior to October 26, 2013, the Bank may not redeem any of the Preferred Shares Series 21;
(B) on October 26, 2013 or any other date after October 26, 2013, other than an Excluded Redemption Date, the Bank upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 21, at the option of the Bank, without the consent of the holders of Preferred Shares Series 21, to be stipulated an amount in cash for each such share to be redeemed of $25.50 together with declared and unpaid dividends to the date fixed for redemption (the “Premium Redemption Price”); and
(C) on October 26, 2018 and on October 26 in every fifth year thereafter (each such date, an “Excluded Redemption Date”), the Bank, upon giving notice as hereinafter provided, may redeem all, or from time to time any part, of the outstanding Preferred Shares Series 21, at the option of the Bank, without the consent of the holders of Preferred Shares Series 21, to be stipulated in the notice hereinafter provided, by the payment of an amount in cash for each such share to be redeemed of $25.00 together with declared and unpaid dividends to the date fixed for redemption (the “Basic Redemption Price”).
     2. In the case of partial redemptions, Preferred Shares Series 21 to be redeemed shall be redeemed pro rata, disregarding fractions.
     3. Subject to the provisions of Section (viii), in any case of redemption of Preferred Shares Series 21 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 21 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 21 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 21 to be redeemed. Such notice shall set out the number of Preferred Shares Series 21 held by the person to whom it is addressed which are to be redeemed, the Basic Redemption Price or the Premium Redemption Price, as applicable, and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 21.
     4. Subject to the provisions of Section (viii), on and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 21 to be redeemed the Basic Redemption Price or the Premium Redemption Price, as applicable, on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 21, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 21 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Share Series 21 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this Section (iv), from and after the date specified in any such notice, the Preferred Shares Series 21 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Basic Redemption Price or the Premium Redemption Price, as applicable, shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 21.
     5. At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the monies representing the Basic Redemption Price or the Premium Redemption Price, as applicable, of any or all Preferred Shares Series 21 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 21, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Basic Redemption Price or the Premium

Redemption Price, as applicable, of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required or permitted by law to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends to the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the Preferred Shares Series 21 being redeemed. Any interest allowed on such deposit shall belong to the Bank.
(v) RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES
          So long as any of the Preferred Shares Series 21 are outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 21 given as provided in Section (x):
(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 21 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 21); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Share Series 21 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 21); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares Series 21; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 21;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 21) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
(vi) VOTING RIGHTS
          Subject to the provisions of the Bank Act, holders of Preferred Shares Series 21 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 21 in any Quarterly Floating Rate Period. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 21 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 21 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 21 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 21 in any Quarterly Floating Rate Period, in which event such voting rights shall become effective again and so on from time to time.
(vii) CONVERSION OF SERIES 21 PREFERRED SHARES
A.	Conversion at the Option of the Holder

(1)	Holders of Preferred Shares Series 21 shall have the right, at their option, on October 26, 2018 and on October 26 in every fifth year thereafter (a “Series 21 Conversion Date”), to convert, subject to the terms and provisions hereof and to the provisions of the Bank Act, all or any Preferred Shares Series 21 registered in their name into Preferred Shares Series 20 on the basis of one (1) Preferred Share Series 20 for each Preferred Share Series 21. The Bank shall give notice in writing to the then holders of the Preferred Shares Series 21 of the conversion privilege provided for herein (the “Conversion Privilege”) and such notice shall (i) set out the applicable Series 21 Conversion Date, (ii) include instructions to such holders as to the method by which such Conversion Privilege may be exercised, as described in Section (vii)C and (iii) be given at least 30 days and not more than 60 days prior to the applicable Series 21 Conversion Date. On the 30th day prior to each Series 21 Conversion Date, the Bank shall give notice in writing to the then holders of the Preferred Shares Series 21 of the Annual Fixed Dividend Rate determined by the Bank for the succeeding Subsequent Fixed Rate Period. Each such notice shall be given by mailing such notice by ordinary unregistered first class prepaid mail to the address of each such holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder.

(2)	If the Bank gives notice as provided in Section (iv) to the holders of the Preferred Shares Series 21 of the redemption of all the Preferred Shares Series 21, the Bank shall not be required to give notice as provide in this Section (vii)A to the holders of the Preferred Shares Series 21 of an Annual Fixed Dividend Rate or of the Conversion Privilege and the right of any holder of Preferred Shares Series 21 to convert such Preferred Shares Series 21 as herein provided shall cease and terminate in that event.

(3)	Holders of Preferred Shares Series 21 shall not be entitled to convert their shares into Preferred Shares Series 20 on a Series 21 Conversion Date if the Bank determines that there would remain outstanding on the Series 21 Conversion Date less than 1,000,000 Preferred Shares Series 20 after taking into account all Preferred Shares Series 21 tendered for conversion into Preferred Shares Series 20 and all Preferred Shares Series 20 tendered for conversion into Preferred Shares Series 21. The Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to all affected holders of Preferred Shares Series 21 at least seven (7) days prior to the applicable Series 21 Conversion Date and, subject to the provisions of Section (viii), will issue and deliver, or cause to be delivered, prior to such Series 21 Conversion Date, at the expense of the Bank, to such holders of Preferred Shares Series 21, who have surrendered for conversion any certificate or certificates representing Preferred Shares Series 21, new certificates representing the Preferred Shares Series 21 represented by any certificate or certificates surrendered as aforesaid.

B. Automatic Conversion
If the Bank determines that there would remain outstanding on a Series 21 Conversion Date less than 1,000,000 Preferred Shares Series 21 after taking into account all Preferred Shares Series 21 tendered for conversion into Preferred Shares Series 20 and all Preferred Shares Series 20 tendered for conversion into Preferred Shares Series 21, then, all, but not part, of the remaining outstanding Preferred Shares Series 21 shall automatically be converted into Preferred Shares Series 20 on the basis of one (1) Preferred Share Series 20 for each Preferred Share Series 21 on the applicable Series 21 Conversion Date and the Bank shall give notice in writing thereof, in accordance with the provisions of Section (vii)A(1), mutatis mutandis, to the holders of such remaining Preferred Shares Series 21 at least seven (7) days prior to the Series 21 Conversion Date.
C. Manner of Exercise of Conversion Privilege

(1)	Subject to the provisions of Section (viii), the Conversion Privilege may be exercised by notice in writing (a “Conversion Notice”) given not earlier than 30 days prior to a Series 21 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding a Series 21 Conversion Date during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 21 are transferable accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this Section (vii)C; and (2) the certificate or certificates representing the Preferred Shares Series 21 in respect of which the holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Conversion Notice such holder may also elect to convert part only of the Preferred Shares Series 21 represented by such certificate or certificates not theretofore called for redemption in which event the Bank shall issue and deliver or cause to be delivered to such holder, at the expense of the Bank, a new certificate representing the Preferred Shares Series 21 represented by such certificate or certificates that have not been converted. Each Conversion Notice shall be irrevocable.

(2)	Subject to the provisions of Section (viii), in the event the Bank is required to convert all remaining outstanding Preferred Shares Series 21 into Preferred Shares Series 20 on the applicable Series 21 Conversion Date as provided for in Section (vii)B, the Preferred Shares Series 21 in respect of which the holders have not previously elected to convert shall be converted on the Series 21 Conversion Date into Preferred Shares Series 20 and the holders thereof shall be deemed to be holders of Preferred Shares Series 20 at 5:00 p.m. (Toronto time) on the Series 21 Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Bank at which the Preferred Shares Series 21 were transferable of the certificate or certificates representing Preferred Shares Series 21 not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Preferred Shares Series 20 in the manner and subject to the terms and provisions as provided in this Section (vii)C.

(3)	Subject to the provisions of Section (viii), as promptly as practicable after the Series 21 Conversion Date, the Bank shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Preferred Shares Series 21 so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Preferred Shares Series 20 and the number of remaining Preferred Shares Series 21, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 21 Conversion Date, so that the rights of the holder of such Preferred Shares Series 21 as the holder thereof shall cease at such time and the person or persons entitled to receive Preferred Shares Series 20 upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Preferred Shares Series 20 at such time.

(4)	The holder of any Preferred Share Series 21 on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Preferred Shares Series 20 after such record date and on or before the date of the payment of such dividend.

(5)	Subject to the provisions of Section (viii), the issuance of certificates for the Preferred Shares Series 20 upon the conversion of Preferred Shares Series 21 shall be made without charge to the converting holders of Preferred Shares Series 21 for any fee or tax in respect of the issuance of such certificates or the Preferred Shares Series 20 represented thereby; provided, however, that the Bank shall not be required to pay any tax which may be imposed upon the person or persons to whom such Preferred Shares Series 20 are issued in respect of the issuance of such Preferred Shares Series 20 or the certificate therefor or any security transfer taxes, and the Bank shall not be required to issue or deliver a certificate or certificates in a name or names other than that of the holder of the Preferred Shares Series 21 converted unless the person or persons requesting the issuance thereof shall have paid to the Bank the amount of any such security transfer tax or shall have established to the satisfaction of the Bank that such tax has been paid.

(6)	Upon exercise of the Conversion Privilege by a holder of Preferred Shares Series 21, or upon an automatic conversion, pursuant to Section (vii)B, of Preferred Shares Series 21 of a holder, whose address is in, or whom the Bank or the transfer agent and registrar for the Preferred Shares Series 21 has reason to believe is a resident of, the United States of America, its territories or possessions or other jurisdiction (other than Canada), the laws of which would require the Bank to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such jurisdiction, the Bank reserves the right not to issue Preferred Shares Series 20 to any such holder.

(viii)	REGISTRATION OF PREFERRED SHARES SERIES 21 AND PURCHASE, TRANSFER, REDEMPTION, CONVERSION AND EXCHANGE THROUGH THE BOOK-ENTRY SYSTEM
     1. Except as otherwise provided in Section (viii)(2) below, the Preferred Shares Series 21 will be issued in “book-entry only” form and must be purchased, transferred, redeemed, converted or exchanged through participants (“Participants”) in the Book-Entry System of CDS Clearing and Depository Services Inc. or a successor (collectively “CDS”), or its nominee, which include securities brokers and dealers, banks and trust companies. The Preferred Shares Series 21 will be represented in the form of a single fully-registered global certificate in the aggregate number of Preferred Shares Series 21 issued by the Bank and outstanding (the “Global Certificate”) and shall be registered in the name of CDS, or its nominee. Except as described in Section (viii)(2) below, no beneficial holder of Preferred Shares Series 21 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that person’s ownership thereof, and no beneficial holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser.
     2. If (i) required by applicable law, (ii) the Book-Entry System ceases to exist, (iii) the Bank determines, or CDS notifies the Bank in writing, that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 21 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to terminate the Book-Entry System, then certificates representing the Preferred Shares Series 21 will be issued to beneficial holders thereof or their nominees.
     3. A transfer, redemption, conversion or exchange of Preferred Shares Series 21 will be effected through records maintained by CDS, or its nominee, with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Beneficial holders of Preferred Shares Series 21 who are not Participants, but who desire to purchase, sell or otherwise transfer or convert or exchange ownership of or other interests in the Preferred Shares Series 21, may do so only through Participants.
     4. Payments of dividends and other amounts in respect of the Preferred Shares Series 21 will be made by the Bank to CDS, or its nominee, as the case may be, as registered holder of the Preferred Shares Series 21. As long as CDS, or its nominee, is the registered owner of the Preferred Shares Series 21, CDS, or its nominee, as the case may be, will be considered the sole owner of the Preferred Shares Series 21 for the purposes of receiving payment on the Preferred Shares Series 21.

(ix)	ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 21
     A. Issue of Additional Preferred Shares
          The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 21 without the authorization of the holders of the Preferred Shares Series 21.

B. Amendments to Preferred Shares Series 21
          The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 21 given as specified in Section (x) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 21. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 21 from time to time for capital adequacy purposes pursuant to the Bank Act, or pursuant to regulations and guidelines thereunder.
(x) APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 21
          Any approval given by the holders of Preferred Shares Series 21 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 21 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 21 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 21 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 21 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 21. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 21 shall be entitled to one (1) vote in respect of each Preferred Share Series 21 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.
(xi) INTERPRETATION
A. Interpretation

For the purposes hereof, the following expressions have the following meanings:

“Annual Fixed Dividend Rate” has the meaning set forth in the by-laws of the Bank relating to the Preferred Shares Series 20;

“Bank Act” means the Bank Act (Canada) and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

“Basic Redemption Price” has the meaning attributed thereto in Section (iv)(1)(C);

“Book-Entry System” means the record entry securities transfer and pledge system known as at the date of first issue of the Preferred Shares Series 20 by the name

“Depository System”, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS for book-entry only securities in force from time to time or any successor system thereof;

“Business Day” means a day other than a Saturday, a Sunday or any other day that the Bank is not open for business at its executive offices in Toronto, Ontario;

“CDS” has the meaning attributed thereto in Section (viii)(1);

“Common Shares” means the common shares of the Bank as a class;

“Conversion Notice” has the meaning attributed thereto in Section (vii)C(1);

“Conversion Privilege” has the meaning attributed thereto in Section (vii)A(1);

“Dividend Payment Date” means the third last Business Day of each of the months of January, April, July and October in each year;

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 1.70%;

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

“Participants” has the meaning attributed thereto in Section (viii)(1);

“Preferred Shares” means the preferred shares of the Bank as a class;

“Preferred Shares Series 20” means the Non-cumulative 5-year Rate Reset Preferred Shares Series 20 of the Bank and referred to in the by-laws of the Bank as “Preferred Shares Series 20”;

“Premium Redemption Price” has the meaning attributed thereto in Section (iv)(1)(B);

“Quarterly Commencement Date” means the 26th day of each of January, April, July and October in each year;

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 26, 2013 and ending on and including January 25, 2014 and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date;

“Series 21 Conversion Date” has the meaning attributed thereto in Section (vii)A(1);

“Subsequent Fixed Rate Period” has the meaning set forth in the by-laws of the Bank relating to the Preferred Shares Series 20;

“Superintendent” has the meaning attributed thereto in Section (iii);

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date; and

the expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution or winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.

B. Other Payment Matters

(1)	In the event that any date on or by which any action is required to be taken by the Bank hereunder is not a Business Day, then such other action shall be required to be taken on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by the holder of the Preferred Shares Series 21 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.
(xii) TAX ELECTION
          The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under Part VI.1 of the said Act at a rate such that no holder of the Preferred Shares Series 21 will be required to pay tax on dividends received (or deemed to be received) on the Preferred Shares Series 21 under section 187.2 of such Act or any successor or replacement provision of similar effect. Nothing in this section will prevent the Bank from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or part of the Bank’s liability for tax under section 191.1 of such Act to that taxable Canadian corporation in accordance with section 191.3 of such Act.
(xiii) WITHHOLDING TAX
          Notwithstanding any other provision of these share terms, the Bank may deduct or withhold from any payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Where the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share terms is less than the amount that the Bank is so required or permitted to deduct or withhold, the Bank will be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share terms any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the above, the amount of any payment, distribution, issuance or delivery made pursuant to these share terms will be considered to be the amount of the payment, distribution, issuance or delivery plus any amount deducted or withheld pursuant to this Section (xiii). Holders of Preferred Shares Series 21 will be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms, and will indemnify and hold harmless the Bank on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share terms.